Filed by WPS Resources Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: WPS Resources Corporation
Commission File Number: 1-11337

WPS RESOURCES CORPORATION
Moderator: Larry Weyers
Creating a Midwest Energy Leader
New York
July 12, 2006
11:00 am CT

Larry Weyers:	I think we would like to go ahead and get started, if we could. By all means, go ahead and continue to eat. And we’ll talk, and then we will open it up for questions and answers later on.

Thank you all for being here this afternoon. I am Larry Weyers, the Chairman, President and CEO of WPS Resources Corporation. With me today is Tom Patrick, Chairman, President and CEO of Peoples Energy. And also, we have Joe O’Leary, Senior Vice President and Chief Financial Officer of WPS Resources; Tom Nardi, Executive Vice President and Chief Financial Officer of Peoples Energy; and Doug Ruschau, Vice President and Treasurer of Peoples Energy.

Before we begin, I need to point out that this presentation contains forward-looking statements within the definition of the Securities and Exchange Commission’s Safe Harbor rules, indicating pro forma and other information regarding the proposed combination of our two companies. Forward-looking statements are beyond the ability of either company to control, and in many cases, neither WPS or Peoples Energy can predict what factors might cause actual results to materially differ from those from the forward-looking statements, and I would refer you to our filed documents pertaining to this.

With that out of the way, I’d like to just state that as we announced earlier this week, WPS Resources and Peoples Energy have reached agreement on a definitive merger agreement that will combine our two great companies. Both companies are very excited about this transaction, and we believe that it represents a powerful strategic and financial combination.

Today, we would like to review with you the highlights of that transaction and the benefits to key stakeholders, after which we will open it up for questions and answers. I know that some of you might have heard this presentation earlier this week in our teleconference, and I apologize to those people who are going to be sitting through this for a second time. But we wanted to stick to the presentation that we have already put out to the general public and the financial community today.

Turning to slide four, we believe that this is a compelling transaction that creates a larger, stronger and a more diversified regulated utility business in the Midwest. In a consolidating industry, in which size and scale matters, we’re convinced that both companies have found the very best possible partner. The combined companies will obtain the majority of its earnings from low-risk utilities operations, as is the case now for both companies.

Our regulated utilities will remain our core business, and as such will generate a steady and reliable earnings and cash flow stream. These regulated utilities are good operational fits, and the combined regulated businesses will have greater market and regulatory diversity from a four-state marketing area.

The combined service company will be better positioned to serve its customers. We will maintain a focus on operational excellence and a constructive regulatory approach, and we already have significant identified opportunities to grow our rate base through more capital investment.

At the same time, the stability of our regulated businesses will give us the ability to continue expanding prudently in complementary non-regulated energy marketing services. We will also continue to evaluate our other assets, including our oil and natural gas production and our non-regulated power investments, as part of our active asset management strategy.

Prior to closing, a transition team consisting of members from both companies will carefully evaluate the strategic options of all of our businesses, and the combined Board will consider these in order to maximize shareholder value and maintain a strong credit profile for the combined company.

From a financial perspective, the transaction is attractive for both companies’shareholders. We project that it will be accretive to shareholders in 2008, excluding some residual transition costs that may remain in that year, once the companies have been integrated and our regulatory plans have been executed.

We already have $80 million in identified potential annual synergies. About $72 million of that will come from our regulated business and another $8 million from our non-regulated businesses. These synergies will be achieved over time, and it is expected that a one-time cost to obtain these synergies of $200 million, approximately.

Following the closing, current WPS Resources’ shareholders will benefit from a 16.8% dividend increase, based on our current dividend. Peoples Energy shareholders will maintain about the same level of dividend income. The combined company will be committed to maintaining a strong balance sheet and credit profile.

Our intent is to create a credit profile that maintains WPS Resources’ current credit profile. This will support ongoing strategic initiatives and possibly further growth. Finally, the combined company will have a larger equity market capitalization, with increased market liquidity. This should enhance our ability to raise equity when needed.

Now, I’m going to turn the podium over to my friend and colleague, Tom Patrick, who will discuss some of the key metrics of the combined companies. Tom?

Tom Patrick:	Thanks, Larry. We, at Peoples Energy, are excited about this transaction and believe it’s a win-win for the shareholders of both companies. Both of our companies have for some time publicly expressed the desire to build scale so as to better compete in a consolidating industry.

At Peoples Energy, we have found an ideal partner in WPS, whom we have admired for some time for their success in building value for their shareholders through their regulated and non-regulated businesses.

The terms of the deal are attractive to both companies’ shareholders. The earnings from the combined company will come predominantly from regulated utility operations, which lend stability to earnings and cash flows. In addition, synergies will be derived from both regulated and non-regulated sources.

Turning to slide five — somebody got to do that for me.

The combined company will be a leading regional energy company. On the regulated side, we will have about — this is real approximate — 1.637 million natural gas customers and about 477,000 electric customers, over 2.1 million customers in total. Total assets will be about $9.2 billion.

The combined company’s market cap will be an estimated $3.6 billion, and it will have an enterprise value of about $6.1 billion. Combined adjusted historical EBITDA for the 12 months ending March 31, 2006 would have been approximately $675 million. On a pro forma basis, regulated operations would have accounted for 60% of this combined adjusted historical EBITDA.

Larry, back to you.

Larry Weyers:	Okay. The next slide summarizes the terms of the transaction. Under the definitive merger agreement, which was unanimously approved by both of our Boards of Directors, each common share of Peoples Energy outstanding immediately prior to the merger will be exchanged for 0.825 shares of WPS Resources common stock.

As of Wednesday, July 5, 2006 closing prices prior to the publication of the article in the Wall Street Journal, this would result in an approximate value of $41.39 per share for Peoples Energy stock and represents a premium to Peoples Energy shareholders of approximately 14.2% based on the 20-day trading average closing prices ending July 15, 2006 and approximately 15% based on the closing price for the Peoples Energy on July 5, 2006.

Upon consummation of the merger, WPS Resources shareholders will own approximately 57.6% of the combined companies, and Peoples Energy shareholders will own approximately 42.4%. After closing, it is intended that the dividend of the combined companies will be 66 cents per quarter.

I will serve as President and CEO of the combined companies. My colleague and friend Tom Patrick, Chairman, President and CEO of Peoples Energy, announced earlier this year his intention to retire. Jim Boris, the current lead director for Peoples Energy, will serve as the non-executive Chairman of the Company — of the Board.

The Board of Directors will have an executive committee, comprised of myself and Bob Gallagher, who is currently the lead director for WPS, and Jim Boris and Keith Bailey from the People’s Board. The majority of the combined company’s Board members will come from WPS Resources. Other key members of the combined company’s management team will be determined at a later date.

The combined holding company headquarters will be located in Chicago, while the regulated operating units will retain their existing headquarters. The non-regulated energy marketing businesses of the combined company will also be headquartered in Green Bay, Wisconsin.

Now, let me take you through some of the benefits to shareholders and other key stakeholders in a little bit more detail. The combine company’s shareholders will benefit from six main sources of value. First, our regulated business operations will be larger and we will have greater regulatory diversity. We will have constructive and proactive dialogue with regulators in all of our jurisdictions. In addition, service territories stretching through four states will provide diversity in terms of the markets served.

Second, there are significant capital investment opportunities to grow our rate base. Construction of Weston 4 is expected to be completed in 2008. That’s our coal-fired plant that we’re building in Central Wisconsin. Through March 31, 2006, capital expenditures on this project since its inception are $317 million. Total capital expenditures by the end of the project will be $549 million. We also see opportunities to accelerate Peoples Energy Corporation’s infrastructure modernization capital program in Illinois, provided the right regulatory framework is put in place.

Third, our 33% stake in the American Transmission Company provides regulated earnings growth. As you know, there has been very good regulatory support from the Federal Energy Regulatory Commission and the State Commissioners for expansion and improvement of the transmission systems in the Upper Peninsula Power territory and also in Wisconsin. And we stand to benefit from that expansion.

Our non-regulated energy marketing businesses are also complementary and provide a strong growth platform, giving us a larger and more diversified presence in attractive markets. We see continued growth for them within a robust and disciplined risk management framework.

We’ll also continue our rigorous asset management strategy. As you know, both companies announced recent divestitures; Sunbury and Guardian pipeline for WPS Resources and the power generation assets of Peoples Energy. This asset review will extend to Peoples Energy’s oil and natural gas production operations, as well as WPS Resources’ongoing review of its non-regulated power generation assets. And I would quickly add that they will also extend to all of the assets in the combined companies.

Finally, we see that the potential opportunity to realize approximately $80 million per year in pre-tax synergy savings to be achieved over time, about $72 million of that on the regulatory side and about $8 million on the non-regulated side.

Turning to slide nine, our employees and our service area communities are also key stakeholders in this transaction. We will continue striving to enhance the customer experience in all of our businesses, and we believe consumers will benefit from the sharing of best practices and our strong commitment to service quality. In fact, WPS Resources has a history of serving customers and being recognized for doing that.

One example is that in 2005, J.D. Power & Associates electric and natural gas customer satisfaction studies indicated that Wisconsin Public Service achieved an overall satisfaction rating within the Midwest of fourth out of 19 utilities in the electric and fifth out of 20 utilities in the natural gas study. J.D. Power & Associates classified Wisconsin Public Service Corporation — that’s our electric and natural gas subsidiary — as an all-time best residential electric performer, because we ranked in the top quartile nationally over a seven-year period, an indication that Wisconsin Public Service has a strong record of performing for customers.

The second example is that of — in 2005, MastioGale customer satisfaction survey listed WPS Energy Services — that’s our non-regulated energy marketing subsidiary — as fourth out of 38 in overall customer satisfaction. Since first appearing in that survey in 1999, WPS Energy Services’ customers have consistently ranked it in the top 10 in the MastioGale customer satisfaction ratings. A new feature of the 2005 MastioGale study, the customer value index score, combined price and customer satisfaction rankings into a single rating of the Company. WPS Energy Services finished second in that index.

In 2006, WPS Resources was named Fortune’s “Most Admired Company” in the energy industry, and Forbes named us the “Best Managed Utility Company in America”. We will strive to maintain and further enhance that reputation going forward. In addition, Peoples Energy has a 150-year tradition of reliable service and innovation in the Chicagoland area, and we hope to build on that tradition.

Recognizing the talented, dedicated and professional employees are the key to success in any business, we will also continue to emphasize strong employee relations. The combined company will provide greater opportunities for our employees, by virtue of not only a larger service area and diverse operations, but also our larger growth platform and our improved ability to take advantage of strategic opportunities.

Finally, we will maintain our commitment to improving the communities in which we serve, and the combined company will maintain the strong civic, community and philanthropic presence that both companies now have.

The next slide provides a summary of our regulated businesses, which will combine to provide the combined company with a stable growth — stable organic earnings growth. Our utility service territories are attractive and vibrant, and diverse economies and healthy market conditions. We will focus our capital investment program on regulated generation and distribution operations that will grow rate base while maintaining competitive utility rates for our customers.

We will share core values across the organizations, and will work hard to have a constructive regulatory approach that is so critical to long-term success. Once we’ve combined the businesses, we also see the potential for synergies by sharing of best practices and eliminating redundant and overlapping functions. Finally, our strong balance sheet will enable us to continue to maintain strong credit ratings and ready access to the capital markets.

The next slide summarizes our wholesale and retail electric marketing businesses, which are also very complementary. We see strategic opportunities to grow in our current service areas by combining our focus on retail and wholesale customers, as well as expanding into new territories.

The combination of our two businesses leverages their expertise, reputation and assets and expands their geographic reach. For example, we will have a strong presence when the Illinois electric markets open in 2007. Both of the organizations take a disciplined approach to risk management, which has been ingrained over the years in the culture of both companies.

I’ll turn now the podium over to Tom, who will discuss Peoples’ oil and natural gas production business and the financial highlights and business mix for the new company. Tom?

Tom Patrick:	Okay. Thanks, Larry. On this slide, 12, we have summarized Peoples Energy’s oil and natural gas production business, which has been a significant source of growth in earnings for us in recent years. Those assets include approximately 235 billion cubic feet of proven reserves on a pro-forma basis, as well as a significant amount of probable reserves and a large inventory of drilling opportunities.

Now, we’ll turn to financial highlights. On slide 14, the transaction is projected to be accretive to shareholders in 2008, excluding residual transition costs, once the companies have been integrated and regulatory plans have been executed. The combined company will offer a strong and sustainable dividend, which Larry will have more to comment on in a minute. The combined company will also remain committed to credit quality and balance sheet strength. Our objectives are to maintain WPS Resources’ strong investment-grade rating and to use our combined balance sheet and financial profile to support our growth.

Slide 15 illustrates the pro-forma business mix. As shown, regulated utility EBITDA represented about 60% of total combined results on a 12 months ended March 31, 2006 basis.

Now, I’ll give the call back to Larry to discuss synergies and the dividend.

Larry Weyers:	Thank you, Tom. The next slide provides details regarding the estimated annual synergies that we expect from this transaction. The combined company estimates steady-state synergies of approximately $80 million. We see an opportunity for savings from corporate overhead and redundancies such as corporate staff, IT integration, administrative and public company costs, facilities and a few others. We have an aggressive timeline for implementation and execution. Our transition teams will be focused on delivering operational excellence.

In addition, the combined company will continue to work towards long-term implementation of best practices. One-time costs to achieve are expected to be about $200 million for such things as IT integration, upgrades, severance and relocation and other fees and expenses. Our synergy estimates are based upon an analysis which was prepared both with our internal people and with assistance from Booz Allen Hamilton, the nationally recognized consulting firm with a great deal of expertise in that particular area.

Turning to the next slide, a strong dividend has always been important to the shareholders of both companies. WPS Resources has been increasing dividends for 47 consecutive years while still maintaining strong credit ratings. Peoples Energy also has a long tradition of maintaining a strong and growing dividend. We intend to continue this tradition in the years ahead. After closing, it is intended that the dividend of the combined companies will be 66 cents per quarter.

This expected combined company dividend will represent a 16.8% increase to the current quarterly dividend rate for WPS Resources shareholders and after taking into account the exchange ratio, a continuation of the annual dividend income stream for Peoples Energy’s shareholders. The combined company payout ratio will be in line with our peers, and we will target an average annual payout ratio between 60 and 65%.

Let me now turn the podium back over to Tom to discuss our execution plan and the regulatory steps that need to be put in place in order to complete this transaction.

Tom Patrick:	Thanks. The transaction timeline is laid out on slide 19. During the third quarter, we anticipate filing our joint proxy statement and regulatory filings. Developing the detailed transition implementation plan and obtaining the needed approvals will take us through the end of the year, and we anticipate holding shareholder meetings for each company during the last calendar quarter of this year. While there is some chance we could receive the regulatory approvals in December, we believe January or February is more likely. We will close very soon after we receive those approvals.

In terms of regulatory milestones, on slide 20, as I noted earlier, we plan to file for regulatory approval in Illinois by August and we will seek expedited review. Our filing will include a request for a regulatory mechanism that will facilitate the acceleration of planned infrastructure modernization in the City of Chicago.

Peoples Gas and North Shore Gas for some time have been discussing the need for rate relief. And their plan is to make rate case filings with the Illinois Commerce Commission. These filings will be delayed to allow for a clear focus by all parties on the merger filing. As the merger process proceeds, Peoples will continue to discuss and evaluate when the best timing for these rate filings might be.

Larry Weyers:	Now, just a quick comment on the rate case that Wisconsin Public Service Corporation has filed. We filed that rate case back in March 31st of this year. Hearings have been scheduled for September, and we anticipate that an order will be received in December and the rates will become effective in January.

So before we open it up to questions and answers, I’d just like to summarize. We believe the combination of these two companies creates value for all stakeholders. It will create a regional energy leader that is focused on customer service excellence, and we continue to grow and enhance our core regulated operations and the non-regulated energy marketing businesses. In addition, we will continue to implement our asset management strategy while we maintain strong credit quality and focus on an ultimate goal of creating long-term value for shareholders and benefits for all of our stakeholders.

So with that, I guess what we would like to do is open it up for questions. Tom and I will try to respond to any questions that you might have.

Questions and Answers

<A-LarryWeyers>: Yes, sir, right here.

<Q>:	I was wondering if you could just talk a little bit more about what kind of reaction you've had particularly at the ICC. You’ve had a couple of days. I know you guys probably spoke to them initially, but if you could give a little bit more of a flavor for what their biggest concern was or focus was or positive was, whatever, that they — what is it — how they actually responded to this? And if you could just give us a little more of a flavor for that, I think that would be helpful. The second question I have for you is on the rate relief question. I understand the idea of getting this thing through or getting this thing —this process underway, because that really means that we are not going to have probably a filing until after the ICC rules on it? And just in general, what about the idea of bundling them together? Is that just completely unrealistic concerning — if the ROE is as low as you guys are saying it is, we would just expect that there would be some sort of relief going underway relatively soon. And I’m just trying to get a little bit more of a flavor for the strategy behind that. Yeah.

<A - Thomas Patrick>:	Why don’t I start, and Larry, add what you wish on this. Just in terms of communication with the Commission, we’ve only had preliminary communication with the Commission about this. We haven’t gotten into detailed discussions with anyone. And so I can’t say that I have a specific response from the Commission. I’d say that if you would judge by the public comments made by a variety of folks, they are encouraged and will be relatively welcoming to WPS. Larry dwelled for some time on their excellent record of customer service and their excellent record in terms of dealing with regulators in Wisconsin, and that is very much a plus. It’s no secret that we have had some bumps in the road in our relationship with the Illinois Commerce Commission. And while we believe we have put that behind us, to the extent there is any residual concerns there, bringing in a partner like WPS, with its sterling reputation, can only bode well for us.

<A - Larry Weyers>:	With regard to your second question, we have had a lot of our experts trying to think about the appropriate regulatory strategy. And we’ve decided that we would segregate, separate the two filings, one for the approval of the merger and then to file a rate case after the merger decision is made. The reason we did that is primarily because if you mix the two, it gets to be a little bit confusing, and you could get conditions that are probably somewhat onerous, more onerous than if you separate the two, have a clear path to decide if the merger is going to take place. And then, we can determine what rate relief is needed and file at that time. I think it would also potentially delay the transaction approval if we included it with a rate filing. So that was basically the logic behind that. We have a lot of minds who know a lot more about it than I do working on that, and we decided that would be the clearest strategy. Other questions?

<A - Thomas Patrick>:	Let me just add one more point on that, because in terms of setting ourselves up as best as possible to achieve a speedy merger approval, we are relying on the fact that, in fact, the Illinois Commission has a track record in recent years of acting pretty quickly on merger applications. So to the extent we minimize unnecessary complications, it can only help us to achieve that goal.

<A - Larry Weyers>:	Questions back there.

<Q>:	[Question Inaudible].

<A - Larry Weyers>:	The question is, how much overlap is there in the marketing base of our two non-regulated marketing businesses. Is that correct?

<A - Thomas Patrick>:	Very little, actually. We operate primarily in Illinois, and that is a jurisdiction where Energy Services Incorporated, ESI, WPS’s group, WPS/ESI operates to an extent, but that’s far and away where we are most concentrated in both electric and gas sales. We also operate in Michigan. They are far more diverse and spread in quite a number of other locations.

<A - Larry Weyers>:	WPS Energy Services does operate in Michigan extensively, and also we do have an operation in Illinois. But it’s a relatively new operation in Illinois and hasn’t been expanded yet. So we’re looking forward to the combination there as being very synergistic and pretty powerful in the marketplace.

<A - Thomas Patrick>:	And timely, because beginning in 2007, which is not very far away, the electric market in Illinois finally opens up, and the combined company will be well-positioned to take advantage of that.

<A - Larry Weyers>:	Back there.

<Q>:	[Question Inaudible].

<A - Larry Weyers>:	So the question is, how much goodwill is there in the transaction, where will it hang on the balance sheet, and will we make any efforts to try to recover some of that? Is that correct? And we’re going to call on our Chief Financial Officers, so they don’t get a free trip out here. So I’m not sure which one of you is going to answer this.

<A - Joe O’Leary>:	I can take that one, Larry.

<A - Larry Weyers>:	This is Joe O’Leary from WPS Resources.

<A - Joe O’Leary>:	Hi. At this time, we haven’t worked out all the accounting for this transaction. We expect to have that done in time for the filing of the joint proxy and the S-4. We will also have that taken into consideration when we do the filing of the application with the ICC.

<A - Larry Weyers>:	There is follow-up back there.

<Q>:	[Question Inaudible].

<A - Larry Weyers>:	The question is, do we know the magnitude of the goodwill?

<A - Joe O’Leary>:	Well, we are still working out the details on all of that. When you make an acquisition, as the acquiring company, we have to write the assets up to their fair value. So we’re in the process of determining all that.

<Q>:	[Question Inaudible].

<A - Larry Weyers>:	The question is, is it a relatively small item, or --?

<A - Joe O’Leary>:	The one item you that might not be thinking about are the oil and gas properties. They have a value fairly much in excess of their book value. So writing up the oil and gas properties does create a fairly large purchase accounting adjustment. Then there are other things that go the opposite direction. So the purchase accounting adjustment process is fairly complicated to get through this, and both companies’ accounting departments really need to get their heads together and work on that. That will take some time.

<Q>:	[Question Inaudible].

<A - Larry Weyers>:	The question is, can we comment on the tax basis of the oil and gas companies?

<A - Joe O’Leary>:	No. We've not disclosed that number, and that is something that we may include at a later time. But we've not disclosed that number yet.

<Q>:	Yes. What is your long-term outlook on E&P? Are you now more excited about -- going forward, what do you plan on doing with E&P properties? Is this a core business that you want to grow? What are your thoughts about E&P through this acquisition?

<A - Larry Weyers>:	Well, my thoughts are basically that this is a profitable operation for Peoples Energy right now. WPS Resources doesn’t know a whole lot about this E&P business. We have not been in the E&P business. We have been studying it through the due diligence period, but both companies have not made any decisions about any of the assets, including E&P, at this point. And right now, we’re just counting on it being a profitable operation going forward. But as you know, WPS Resources has an active asset management function within its organization, and we periodically look at all of our assets and determine whether we have the right portfolio or not. So we’re going to be taking a look at all the assets when these two companies come together and making some decisions. But right now, we’re assuming that it’s going to continue to be a profitable part of our operation.

<Q>:	Comment a little further, I guess, on the E&P properties, I mean, like probable reserves, like color on the hedging program.

<A - Tom Patrick>:	Off the top of my head, I could not give you what the probable reserve numbers are, but we probably have that disclosed in some fashion. Tom can let you know about that. Hedging — we have had relatively heavy hedges; that’s the reason why we did not earn as well in that business a year ago. Those have been rolling off as we’ve also — and we have been building production this year, so the negative effect of hedges on the business is a declining factor. And by 2008, the amount of hedges being carried will be relatively quite small. Any further hedges, we would probably conduct, at this point, with some consultation and coordination with WPS.

<Q>:	A question about the generating assets that both companies own. Obviously, PGL's are in that process. Are WPS’s also considered non-core, at this point?

<A - Larry Weyers>:	The question is regarding the generation assets that we own in the non-regulated businesses, and whether or not they are considered core at WPS. At this time, the WPS is taking a look at all of the assets that we own. There has been some shifts in the marketplace where we own these assets, and obviously one of those big shifts in the marketplace is that the value of capacity has gone from something to almost nothing in many markets. As a result of that, it’s becoming difficult to compete in some of those marketplaces, particularly if you have utility players in those markets. And so as you know, we’re selling our Sunbury plant. We are taking a close look at our New York assets, have made no decisions on those assets yet. And then, the other generation facility that we have is Westwood, in Pennsylvania. And as I said, we periodically look at all of our assets to determine whether or not they are performing up to snuff, whether the marketplace is still as receptive to that asset becoming a good performer or not.

<Q>:	[Question Inaudible].

<A - Larry Weyers>:	The question is, with regard to the balance sheet, how do we plan to rebalance the balance sheet, assuming that we’re going to get large cash inflows from the sale of maybe some of these generation assets that I just talked about. I hope the inflows are large enough so it’s a big problem for me, but I don’t know that that’s going to be the case. In any case, we still have a lot of construction to do on Weston 4. That’s going to require something on the order of probably a couple hundred million dollars more than has already been put into that. It’s on schedule and on budget. It’s just that it won’t be done until 2008, and will require additional capital during that period of time. We’re also committed to construct the Arrowhead to Weston transmission line. And as you probably know, we have the right to put in all of the equity for that. It’s a terrific investment, but it does require cash flow for us to do that. We also just acquired two utilities, one in Michigan and one in Minnesota, which will require some — which has required some cash outflows to do that. So we have lots of places to put money to invest. We believe they are very good investments for us, but it does tend to keep the balance sheet in line. And Tom just reminded me that there’s a construction program in Chicago where they put about $80 million a year into their CapEx program. But I hope you are right. I hope those cash inflows are so great that I have a problem with them. Any other questions, comments, concerns? If there are no others, we very much appreciate all of you being here today. And if you have any questions, you can call Tom or me or you can call anyone in our companies, quite frankly. Our two Chief Financial Officers are here today to talk about it with anybody who would like to. So thank you all for coming. And we very much appreciate your interest in our companies and in our combination.

END

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Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.